Form N-SAR,
Sub-Item 77Q1(g)

Nuveen Quality Municipal Income Fund f/k/a
Nuveen Dividend Advantage Municipal Fund
811-09297

On September 12, 2016 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Premium Income Municipal Fund, Inc., Nuveen Investment Quality
Municipal Fund, Inc., Nuveen Select Quality Municipal Fund, Inc.
and Nuveen Premier Municipal Income Fund, Inc. were transferred to the Nuveen Dividend Advantage Municipal Fund. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization (Appendix A) are contained in the SEC filing on Form 497 on April 29, 2016, Accession No. 0001193125-16-565304, which materials are herein incorporated by reference.